Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Foot Locker, Inc.:

We consent to the incorporation by reference of our reports dated March 31, 2014 which appear in the February 1, 2014 Annual Report on Form 10-K, with respect to the consolidated balance sheets of Foot Locker, Inc. and subsidiaries, as of February 1, 2014 and February 2, 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended February 1, 2014, and the effectiveness of internal control over financial reporting as of February 1, 2014.

/s/ KPMG LLP

New York, New York
June 19, 2014